ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street
London, ON N6E 2S5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2025

AND

INFORMATION CIRCULAR

September 17, 2025

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street
London, ON N6E 2S5

Telephone: 226.784.8889

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of Aduro Clean Technologies Inc. (the "Company") will be held on Friday, October 17, 2025 via Teams, at the hour of 11:00 a.m. (Eastern time) for the following purposes:

1. the financial statements of the Company for the fiscal year ended May 31, 2025, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein;

2. to set the number of directors of the Company at five (5);

3. to elect Ofer Vicus, James Scott, Peter Kampian, W. Marcus Trygstad and Marie Grönborg as directors of the Company;

4. to re-appoint De Visser Gray LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending May 31, 2026 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2026; and

5. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's board of directors has fixed September 10, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2025agm-webinar.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 17th day of September, 2025.

By Order of the Board of Directors of

ADURO CLEAN TECHNOLOGIES INC.

"Ofer Vicus"
Ofer Vicus
Chief Executive Officer, Executive Chair
and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN
THE ENVELOPE PROVIDED.

ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street
London, ON N6E 2S5

Telephone: 226.784.8889

INFORMATION CIRCULAR
September 17, 2025

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general meeting of shareholders (the "Notice") of Aduro Clean Technologies Inc. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 11:00 a.m. (Eastern time) on Friday, October 17, 2025 via Teams, or at any adjournment or postponement thereof.

As always, the Company encourages Shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2025agm-webinar

Date and Currency

The date of this Information Circular is September 17, 2025. Unless otherwise stated, all amounts herein are in Canadian dollars.

Consolidation

Effective August 20, 2024, the Company completed a consolidation of its issued and outstanding Shares on the basis of one (1) Share for every three and one quarter (3.25) Shares.  All Share figures in this Information Circular reflect post-consolidated Shares.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principal's authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Shareholders are entitled to one vote for each Share held on the record date of September 10, 2025 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders in the enclosed form of proxy (the "Designated Persons") are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company.  Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-101F7 - Request for Voting Instructions Made by Intermediary. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on September 10, 2025 (the "Record Date"), a total 31,070,917 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)(2)
Ofer Vicus	9,834,827(3)	31.61%

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 10, 2025, based upon information furnished to the Company by the individual directors. Stock options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or other convertible securities, but are not counted as outstanding for computing the percentage of any other person.

(2) Based on 31,070,917 Shares outstanding as of the Record Date.

(3) Includes an aggregate of 44,812 Shares issuable upon exercise of stock options, each of which is exercisable into one Share, all exercisable within 60 days of the date of this Information Circular, but does not include an aggregate of 92,881 Shares issuable upon exercise of stock options of which 17,881 are exercisable at a price of $6.50 per Share until August 6, 2029 and 75,000 are exercisable at a price of $13.50 per Share until July 3, 2030.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended May 31, 2025, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein. The Company's financial statements and management discussion and analysis are on available on SEDAR+ at www.sedarplus.ca.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Ofer Vicus Ontario, Canada Chief Executive Officer, Executive Chair and Director

Founder and CEO of Aduro Energy Inc. ("Aduro") since November 2011, Ofer Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners.

Mr. Vicus has previously worked in leadership positions with other companies, including Spectronix Ltd. (2004-2006), a company that designed and manufactured EX optical flame detectors. As the Vice President of Business Development for Spectronix Ltd., Mr. Vicus supported the organization through operation and service.

Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007-2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising.

Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering by Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).

		April 23, 2021 to present	9,790,015(3)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Peter Kampian(2) Ontario, Canada Director

Peter Kampian is a seasoned financial executive with previous experience in leadership roles in startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, clean technologies, manufacturing, cannabis and mining.

Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. where he acted as Chief Financial Officer at 4Front Ventures Inc., Chief Restructuring Officer for PharmHouse Inc. and various other consulting and restructuring roles. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is also on the board of Matador Technologies Inc. (TSXV-MATA). Mr. Kampian previously held board positions on various public and private companies in Canada and the United States.

Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).

		April 23 2021 to present	21,970(4)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
W. Marcus Trygstad Texas, USA Director and Principal Scientist

Mr. Trygstad served as the Company's CTO from April 23, 2021 to April 14, 2024 and has been the Company's Principal Scientist since April 14, 2024. Co-founder of Aduro Energy, W. Marcus Trygstad, has over 25 years of experience in the development and application of advanced strategies for monitoring, controlling, and optimizing industrial processes, particularly in the downstream refining, petrochemical, pharmaceutical, and specialty chemical industries. His focus on fundamental process chemistry led to the genesis of Aduro's Intellectual Property and early patent applications.

Prior to Aduro Energy, Mr. Trygstad was involved in various technology developments as principal inventor and author of patent applications in advanced monitoring technology. Mr. Trygstad previously served as application scientist, business development manager, technical sales consultant, and product manager with various companies including ABB Ltd. (2000-2006), where he served as Application and Business Development Manager and Technical Sales Consultant; Invensys Plc (2006-2009), where he led the collaborative development, productization, and commercialization of sampling technology and measurement solutions for enabling Invensys offerings to the refining industry; and Yokogawa Electric Corporation (2012 - 2019), where he was involved in the technology development of process monitoring and measurement-enabled optimization solutions.

Mr. Trygstad holds a B.A. Chemistry (St. Olaf College, Minnesota) and pursued Masters level studies in chemistry, material science & engineering, and chemometrics (University of Utah).

		April 23, 2021 to present	1,260,762(5)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
James E. Scott(2) Colorado, USA Director

James (Jim) Scott is an entrepreneur and investor with a unique blend of transaction, operating and leadership experience. Since 1998, Jim has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank.

Jim is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in, or buying, lower market operating businesses. Jim has served on the boards of several public, private and non-profit companies, including StateHouse Holdings, PaySimple Inc. and the YMCA of Metropolitan Denver. Jim is currently the CEO of California-based, StateHouse Holdings.

Jim began his career in investment banking in 1992 with Salomon Brothers Inc. in their domestic mergers and acquisitions group. He also worked for SBC Warburg in their global chemicals investment banking and M&A groups. Jim graduated Summa Cum Laude from Boston University School of Management in finance and operations management.

		February 22, 2022 to present	17,583(6)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Marie Grönborg(2) Skane, Sweden Director

Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of global experience in the chemical and clean-tech industries.

Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets.

In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world's first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage.

She is also a member of the board at Lantmännen, a Swedish agricultural cooperative with activities in the entire value chain from farm to fork, and the Swedish start-up company Bioextrax focusing on bio-based technologies for global companies. During 2020-2024, Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was acquired by Altor in early 2024.

		November 7, 2023	Nil(7)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular, based upon information furnished to the Company by the individual directors. With the exception of the Special Warrants, stock options, warrants, debentures or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or other convertible securities, but are not counted as outstanding for computing the percentage of any other person.

(2) Member of the audit committee.

(3) Does not include 137,693 Shares issuable upon exercise of the 137,693 stock options, each of which is exercisable into one Share, of which 47,693 are exercisable at a price of $6.50 per Share until August 6, 2029 of which 25,836 have vested and 90,000 are exercisable at a price of $13.50 per Share until July 3, 2030 of which 7,500 have vested.

(4) Does not include 164,618 Shares issuable upon exercise of the 164,618 stock options, each of which are exercisable into one Share, of which 76,924 are exercisable at a price of $2.1125 per Share until April 30, 2031, all of which have vested, 30,770 are exercisable at a price of $2.34 per Share until February 2, 2032, all of which have vested, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 21,539 are exercisable at a price of $6.50 per Share until August 6, 2029, of which 11,666 have vested and 20,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 1,666 have vested.

(5) Does not include 514,141 Shares issuable upon exercise of the 514,141 stock options, each of which are exercisable into one Share, of which 341,064 are exercisable at a price of $2.1125 per Share until April 30, 2031, all of which have vested, 61,539 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 61,539 are exercisable at a price of $6.50 per Share until August 6, 2029, of which 33,332 have vested and 50,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 4,166 have vested.

(6) These Shares are held indirectly through Littlehorn Investment LLC, a private limited liability company wholly owned by James E. Scott. Does not include 95,001 Shares issuable upon exercise of the 95,001 stock options, each of which are exercisable into one Share, of which 46,154 are exercisable at a price of $2.34 per Share until February 20, 2032, all of which have vested, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029, of which 10,000 have vested and 15,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 1,250 have vested.

(7) Does not include 79,616 Shares issuable upon exercise of the 79,616 stock options, each of which are exercisable into one Share, of which 46,154 are exercisable at a price of $3.5425 per Share until November 29, 2028, of which 40,385 have vested, 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029, of which 10,000 have vested and 15,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 1,250 have vested.

As at September 10, 2025, the proposed directors of the Company as a group (five persons) owned beneficially or exercised control or direction over 11,090,330 Shares, or approximately 35.70% of the outstanding Shares.

Management of the Company recommends the election of each of the nominees listed above as a director of the Company.

Orders

James Scott was a director of StateHouse Holdings, Inc ("StateHouse") from April 2022 to October 2024. The Ontario Securities Commission issued a failure-to-file cease trade order ("FFCTO") against StateHouse on May 8, 2024. The FFCTO was revoked on August 8, 2024.

To the knowledge of the Company, other than as disclosed above, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as described below, to the knowledge of the Company and based upon information provided to it by the nominees, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the knowledge of the Corporation and based upon information provided to it by the nominees, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Peter Kampian was CFO of DionyMed Brands Inc. ("DionyMed") from November 2018 to March 2020. A receiver was appointed for DionyMed by the Supreme Court of British Columbia on October 29, 2019.

Peter Kampian was a director of James E Wagner Cultivation Corporation ("JWC") and also a member of the special committee of the board of JWC, which is mandated to restructure the financial affairs of JWC. JWC filed for protection under the Companies' Creditor Arrangement Act on April 1, 2020. On August 28, 2020, the sale of the JWC assets was completed and the Mr. Kampian resigned from the board of JWC.

James Scott was a director of StateHouse from April 2022 to October 2024.  StateHouse made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act  on October 10, 2024 after StateHouse's assets located in the United States were put into receivership.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year(1)	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(2) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Ofer Vicus(3) CEO, Executive Chair and Director	2025 2024	250,000 200,000	300,000 Nil	Nil Nil	Nil Nil	Nil Nil	550,000 200,000
Mena Beshay(4) CFO and Secretary	2025 2024	200,000 200,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	200,000 200,000
Eric Appelman(5) Chief Revenue Officer	2025 2024	237,092 167,191	Nil Nil	Nil Nil	Nil Nil	Nil Nil	237,092 167,191
David Weizenbach(6) Chief Operating Officer	2025 2024	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Gene Cammack(7) Former Chief Operating Officer	2025 2024	50,000 200,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	50,000 200,000
W. Marcus Trygstad(8) Director and Principal Scientist	2025 2024	248,000 220,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	248,000 220,000
Peter Kampian(9) Director	2025 2024	50,000 50,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	50,000 50,000
James E. Scott(10) Director	2025 2024	40,000 40,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	40,000 40,000
Marie Grönborg(11) Director	2025 2024	40,000 23,333	Nil Nil	Nil Nil	Nil Nil	Nil Nil	40,000 23,333

(1) For the year ended May 31st.

(2) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(3) Ofer Vicus was appointed CEO and a director of the Company on April 23, 2021.

(4) Mena Beshay was appointed CFO and Secretary of the Company on May 2, 2022.

(5) Eric Appelman was appointed Chief Revenue Officer of the Company on September 1, 2023.

(6) David Weizenbach was appointed Chief Operating Officer on July 1, 2025.

(7) Gene Cammack was appointed Chief Operating Officer of the Company on January 11, 2022. Mr. Cammack retired from the position of Chief Operating Officer as of August 31, 2024.

(8) W. Marcus Trygstad was appointed as a director of the Company on April 23, 2021, and Principal Scientist on April 15, 2024. Mr. Trygstad was the Chief Technology Officer of the Company from April 23, 2021 until April 14, 2024.

(9) Peter Kampian was appointed as a director of the Company on April 23, 2021.

(10) James E. Scott was appointed as a director of the Company on February 22, 2022.

(11) Marie Grönborg was appointed as a director of the Company on November 7, 2023.

Stock Options and Other Compensation Securities

During the year ended May 31, 2025, the following compensation securities were granted or issued to, and were held by, directors and NEOs by the Company or any subsidiary thereof for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class(1)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Ofer Vicus(2) CEO, Executive Chair and Director	Options	47,693 / 47,693 / 1.44%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
Mena Beshay(3) CFO and Secretary	Options	76,924/ 76,924/ 2.31%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
David Weizenbach(4) Chief Operating Officer	Options	50,000 / 50,000 / 1.50%	January 15, 2025	$9.00	$7.84	$11.36	January 15, 2030
Eric Appleman(5) Chief Revenue Officer	Options	92,308 / 92,308 / 2.78%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
Gene Cammack(6) Former Chief Operating Officer	N/A	N/A	N/A	N/A	N/A	N/A	N/A
W. Marcus Trygstad(7) Director and Principal Scientist	Option	61,539 / 61,539 / 1.85%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
Peter Kampian(8) Director	Options	21,539 / 21,539 / 0.65%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
James E. Scott(9) Director	Options	18,462 / 18,462 / 0.56%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029
Marie Grönborg(10) Director	Options	18,462 / 18,462 / 0.56%	August 6, 2024	$6.50	$6.4675	$11.36	August 6, 2029

(1) Based on 3,323,223 stock options outstanding as of May 31, 2025.

(2) Ofer Vicus, the CEO, Executive Chair and a director of the Company, owned an aggregate of 47,693 compensation securities, comprised solely of stock options, each of which is exercisable into one Share at a price of $6.50 per Share until August 6, 2029.

(3) Mena Beshay, the CFO and Secretary of the Company, owned an aggregate of 346,925 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 70,000 are exercisable at a price of $2.1125 per Share until April 30, 2031, 123,077 are exercisable at a price of $2.275 per Share until June 20, 2032, 76,924 are exercisable at a price of $3.25 per Share until December 29, 2027, and 76,924 are exercisable at a price of $6.50 per Share until August 6, 2029.

(4) David Weizenbach, the Chief Operating Officer of the Company, owned an aggregate of 50,000 compensation securities, comprised solely of stock options, each of which is exercisable into one Share at a price of $9.00 per Share until January 15, 2030.

(5) Eric Appelman, the Chief Revenue Officer of the Company, owned an aggregate of 215,385 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 123,077 are exercisable at a price of $3.5425 per Share until September 11, 2028, and 92,308 are exercisable at a price of $6.50 per Share until August 6, 2029.

(6) Gene Cammack, the former Chief Operating Officer of the Company, owned an aggregate of 190,001 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 113,077 are exercisable at a price of $2.34 per Share until February 20, 2032, and 76,924 are exercisable at a price of $3.25 per Share until December 29, 2027. Mr. Cammack's stock options remain in effect since his retirement on August 31, 2024 as he has continued as a consultant to the Company.

(7) W. Marcus Trygstad, director and Principal Scientist (former Chief Technology Officer) of the Company, owned an aggregate of 464,142 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 341,064 are exercisable at a price of $2.1125 per Share until April 30, 2031, 61,539 are exercisable at a price of $3.25 per Share until December 29, 2027, and 61,539 are exercisable at a price of $6.50 per Share until August 6, 2029.

(8) Peter Kampian, a director of the Company, owned an aggregate of 144,618 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 76,924 are exercisable at a price of $2.1125 per Share until April 30, 2031, 30,770 are exercisable at a price of $2.34 per Share until February 20, 2032, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, and 21,539 are exercisable at a price of $6.50 per Share until August 6, 2029.

(9) James E. Scott, a director of the Company, owned an aggregate of 80,001 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 46,154 are exercisable at a price of $2.34 per Share until February 20, 2032, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, and 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029.

(10) Marie Grönborg, a director of the Company, owned an aggregate of 64,616 compensation securities, comprised solely of stock options, each of which is exercisable into one Share, of which 46,154 are exercisable at a price of $3.5425 per Share until November 29, 2028, and 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029.

Exercise of Compensation Securities by Directors and NEOs

During the year ended May 31, 2025, Gene Cammack, who served as Chief Operating Officer until August 31, 2024, exercised 10,000 stock options at an exercise price of $2.34 per share. No other compensation securities were exercised by any other NEO or director of the Company during the year.

Stock Option Plans and Other Incentive Plans

The Company's previous stock option plan (the "Previous Stock Option Plan") was adopted on April 29, 2021.  The Previous Stock Option Plan provides that the number of shares reserved for issuance under the Previous Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, is subject to the restrictions imposed under applicable securities laws and stock exchange policies. All options granted under the Previous Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate earlier as follows: (i) immediately in the event of dismissal with cause; (ii) one month from date of termination other than for cause, or as set forth in each particular stock option agreement; (iii) twelve months from the date of disability; or (iv) twelve months from the date of death. Options granted under the Previous Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. As of the date hereof, 1,160,755 stock options and nil RSUs are outstanding under the Previous Stock Option Plan.

On November 21, 2022, the Board adopted the Omnibus Equity Incentive Plan (the "Equity Incentive Plan") to replace the Previous Stock Option Plan, which was approved by the Shareholders of the Company on February 23, 2023. The Board believes that the Equity Incentive Plan will provide greater flexibility to grant equity-based incentive awards in the form of options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs").

Purpose

The Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, RSUs, PSUs and DSUs, as described in further detail below. The purpose of the Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted awards under the Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Company.

Key Terms of the Omnibus Equity Incentive Plan

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), provides that the aggregate maximum number of Shares that may be issued upon the exercise or settlement of awards granted under the Equity Incentive Plan shall not exceed 15% of the Company's issued and outstanding Shares from time to time. The Equity Incentive Plan is considered an "evergreen" plan, since the Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Insider Participation Limit

The Equity Incentive Plan also provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company's security‐based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares and (b) issued to insiders within any one year period (under all of the Company's security based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares.

Furthermore, the Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Shares issuable to non‐employee directors, at the time of such grant, under all of the Company's security based compensation arrangements would exceed 1% of the issued and outstanding Shares on a non‐diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non‐employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non‐employee director under all of the Company's security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a onetime initial grant to a non‐employee director upon such non‐employee director joining the Board.

Any Shares issued by the Company through the assumption or substitution of outstanding Options or other equity based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of awards granted under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The Plan Administrator (as defined in the Equity Incentive Plan) is determined by the Board, and is initially the Board. The Equity Incentive Plan may in the future continue to be administered by the Board itself or be delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Equity Incentive Plan. Participation in the Equity Incentive Plan is voluntary and eligibility to participate does not confer upon any director, employee or consultant any right to receive any grant of an award pursuant to the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options

The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the any stock exchange on which the Shares are listed (the "Market Price"). Subject to any accelerated termination as set forth in the Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Shares are listed, a participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a "Cashless Exercise") in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the "In‐the‐ Money Amount") by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Equity Incentive Plan and the policies of any stock exchange on which the Shares are listed, the Company will satisfy payment of the In‐the‐Money Amount by delivering to the participant such number of Shares having a fair market value equal to the In‐the‐Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "RSU Service Year").

The number of RSUs (including fractional RSUs) granted at any particular time under the Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non‐assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company, which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance‐based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "PSU Service Year").

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non‐assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the "Director Fees") that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non‐assessable Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in the Equity Inventive Plan shall be interpreted as creating such an obligation.

Restricted Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled restricted period terminates or there is no longer such undisclosed material change or material fact.

Term

The Equity Incentive Plan does not stipulate a specific term for awards granted under the plan. However, no award may have an expiry date that is more than 10 years from the date of grant, except where shareholder approval is obtained or where the expiry date would otherwise fall within a restricted trading period of the Company. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and the applicable award agreement. Each award agreement may specify an expiry date for the particular award, provided that such expiry date complies with the requirements of the plan.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause / Resignation	Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Omnibus Plan) shall be immediately forfeited and cancelled as of the Termination Date.
Termination without Cause	A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.
Disability	Any award held by the participant that has not vested as of the date of such participant's Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.
Death	Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant's beneficiary or legal representative (as applicable) within 90 days after the date of the participant's death
Retirement	Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the Omnibus Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant's date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant's retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the "Commencement Date") employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a) the Plan Administrator may, without the consent of the participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such award or realization of the participant's rights, then such award may be terminated by the Company without payment); (iv) the replacement of such award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted pursuant to the Equity Incentive Plan, the Plan Administrator will not be required to treat all awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a company or units of a "mutual fund trust" (as defined in the Tax Act), of the Company or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted.

(b) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Equity Incentive Plan), without any action by the Plan Administrator:

(i) any unvested awards held by the participant at the Termination Date shall immediately vest; and

(ii) any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by the participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a "Change in Control" includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company's assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual meeting of shareholders (the "Incumbent Board") cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of the participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon death of the participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant's death.

Amendments to the Equity Incentive Plan

The Plan Administrator may, without shareholder approval, at any time or from time to time, amend, modify, change, suspend or terminate the Equity Incentive Plan or any awards granted pursuant thereto, as they, in their discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of Shareholders is required to effect any of the following amendments to the Equity Incentive Plan:

(a) increasing the percentage of Shares reserved for issuance under the Equity Incentive Plan, except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b) increasing or removing the 10% limits on Shares issuable or issued to insiders;

(c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an option award of a participant prior to its expiry date for the purpose of reissuing an option award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option award) except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a restricted period applicable to the participant or within 10 business days following the expiry of such a restricted period);

(e) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a restricted period of the Corporation);

(f) increasing or removing the limits on the participation of directors;

(g) permitting awards to be transferred to a person;

(h) changing the eligible participants of the Equity Incentive Plan; or

(i) deleting or reducing the range of amendments which require approval of shareholders.

Except for the items listed above, amendments to the Equity Incentive Plan will not require shareholder approval. Such amendments include, but are not limited to: (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and € curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

As of the date of this Information Circular, to the Company's knowledge, a total of 23,392,378 Shares are held by officers and directors of the Company and will not be included for the purpose of determining whether Shareholder approval of the Equity Incentive Plan has been obtained.

External Management Companies

The Company has not engaged the services of an external management company to provide executive management services to the Company, directly or indirectly.

Employment, Consulting and Management Agreements

The Company has an employment agreement with Ofer Vicus (the "Vicus Agreement"), pursuant to which Mr. Vicus provides certain management and other services to the Company, including without limitation to act as Chief Executive Officer of the Company. Mr. Vicus shall, in accordance with the terms and conditions of the Vicus Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. Effective as of May 1, 2022, the annual salary of Mr. Vicus increased from $100,000 to $150,000, not inclusive of vacation pay and other entitlements. Effective as of August 1, 2022, the annual salary of Mr. Vicus increased to $200,000, not inclusive of vacation pay and other entitlements. Effective as of December 1, 2024, the annual salary of Mr. Vicus increased to $300,000, not inclusive of vacation pay and other entitlements. Mr. Vicus was to receive a lump sum payment to account for the difference in salary since December 1, 2024 and the execution date of the amended agreement. The Vicus Agreement will continue until the Vicus Agreement is terminated by either Mr. Vicus or the Company. Mr. Vicus may terminate the Vicus Agreement by providing a minimum of 30 weeks' written notice to the Company. The Company may terminate the Vicus Agreement in accordance with applicable employment laws. The Vicus Agreement will automatically terminate upon the death of Mr. Vicus. In the event of illness or disability, the Company will provide reasonable accommodation as required by law. The Vicus Agreement also provides for certain non-solicitation and confidentiality provisions. Mr. Vicus is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an employment agreement with Mena Beshay (the "Beshay Agreement"), pursuant to which Mr. Beshay provides certain management and other services to the Company, including without limitation to act as CFO of the Company. Mr. Beshay shall, in accordance with the terms and conditions of the Beshay Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Beshay, the Company agreed to pay an annual salary of $185,000. Effective as of April 1, 2023, the annual salary of Mr. Beshay increased to $200,000. The Beshay Agreement commenced on May 2, 2022, as amended on April 1, 2023, and will continue until the Beshay Agreement is terminated by either Mr. Beshay or the Company. Mr. Beshay may terminate the Beshay Agreement by providing 18 weeks' notice to the Company. The Company may terminate the Beshay Agreement in accordance with applicable employment laws. The Beshay Agreement will automatically terminate upon death or disability of Mr. Beshay. The Beshay Agreement also provides for certain non-disclosure and confidentiality provisions. Mr. Beshay is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an independent consulting arrangement dated April 19, 2024 with one of its founders, W. Marcus Trygstad, to act as the Principal Scientist of the Company (the "Trygstad Agreement"). The Company pays Mr. Trygstad an annual consulting fee of $200,000 for his services as Principal Scientist, which amount is paid in monthly instalments upon receipt of an invoice from Mr. Trygstad. The Company does not provide any health insurance coverage or benefit plans to Mr. Trygstad who is responsible to obtain his own such coverage or plans. Travel and other expenses are invoiced on a monthly basis and must be approved by the Chief Executive Officer. The Company and Mr. Trygstad have agreed that the consulting relationship will continue until it is terminated by either Mr. Trygstad or the Company upon reasonable notice. The Trygstad Agreement also provides for certain non-disclosure and confidentiality provisions. In addition, the Company entered into an ownership of work agreement with Mr. Trygstad dated April 19, 2024, related to the ownership of the Company's intellectual property. Mr. Trygstad is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company had an independent consulting agreement dated April 9, 2024 with Cammack Strategy, LLC, pursuant to which Gene Cammack served as the Company's Chief Operating Officer (the "Cammack Agreement"). Prior to April 9, 2024, the Company had a verbal agreement for Mr. Cammack to serve as the Company's COO from his appointment on January 11, 2022. The Company paid Mr. Cammack an annual consulting fee of $200,000 for his services as Chief Operating Officer, which amount was paid in monthly instalments upon receipt of an invoice from Mr. Cammack. The Company did not provide any health insurance coverage or benefit plans to Mr. Cammack who was responsible to obtain his own such coverage or plans. Travel and other expenses were invoiced on a monthly basis and approved by the CEO. The Company and Mr. Cammack agreed that the consulting relationship continued indefinitely on an ongoing basis until it was terminated by either Mr. Cammack or the Company upon 30 days' written notice by either party. The Cammack Agreement also provided for certain non-disclosure, non-solicitation and confidentiality provisions. Mr. Cammack retired from the position of COO as of August 31, 2024 and the Cammack Agreement was terminated on August 31, 2024. Following his retirement, Mr. Cammack has continued as a consultant to the Company. Following his retirement, Mr. Cammack entered into a new consulting agreement dated September 1, 2024, pursuant to which he continues to provide corporate advisory, corporate finance, strategic planning and related advisory services to the Company. Under the September 1, 2024 agreement, Mr. Cammack does not receive cash remuneration but is entitled to retain and continue vesting in previously granted stock options, subject to the terms of the Company's equity incentive plan and option agreements. The September 1, 2024 agreement is for a fixed term expiring December 29, 2025, unless terminated earlier by either party.

The Company has an employment agreement dated September 1, 2023 with Eric Appelman (the "Appelman Agreement"), pursuant to which Mr. Appelman provides certain management and other services to the Company, including without limitation to act as Chief Revenue Officer of the Company. Mr. Appelman shall, in accordance with the terms and conditions of the Appelman Agreement, perform the services in a timely and professional matter pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Appelman, the Company agreed to pay an annual salary of $200,000. The Appelman Agreement commenced on September 1, 2023 and will continue until the Appelman Agreement is terminated by either Mr. Appelman or the Company. Mr. Appelman may terminate the Appelman Agreement by providing 1 month's notice to the Company. The Company may terminate the Appelman Agreement in accordance with applicable employment laws. The Appelman Agreement will automatically terminate upon death or disability of Mr. Appelman. The Appelman Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions. Mr. Appelman is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an employment agreement with David Weizenbach (the "Weizenbach Agreement"), pursuant to which Mr. Weizenbach provides certain management and other services to the Company, including without limitation to act as COO of the Company. Mr. Weizenbach shall, in accordance with the terms and conditions of the Weizenbach Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Weizenbach, the Company agreed to pay an annual salary of $200,000. The Weizenbach Agreement commenced on July 1, 2025, and will continue until the Weizenbach Agreement is terminated by either Mr. Weizenbach or the Company. Mr. Weizenbach may terminate the Weizenbach Agreement by providing a minimum of four weeks' written notice during the first three months of employment and 13 weeks' written notice thereafter. The Company may terminate the Weizenbach Agreement in accordance with applicable employment laws and the terms of the Weizenbach Agreement, including minimum notice or pay in lieu as required by the Alberta Employment Standards Code. The Weizenbach Agreement will automatically terminate upon the death of Mr. Weizenbach. In the event of illness or disability, the Company will provide reasonable accommodation as required by law. The Weizenbach Agreement also provides for certain non-disclosure and confidentiality provisions. Mr. Weizenbach is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement between the Company and its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Executive Officer's responsibilities.

Oversight and Description of Director and NEO Compensation

Compensation of Directors

Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board's view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Equity Incentive Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Equity Incentive Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board's view, there is, and has been, no need for the Company to design or implement a formal compensation program for NEOs.

Elements of NEO Compensation

Salary

The Company's CEO and CFO receive their annual salaries pursuant to the terms of their employment agreements. The Board reviews salaries annually to ensure that they reflect each respective NEO's performance and experience in fulfilling his/her role. Due to the relatively small size of the Company, limited cash resources, and the early stage and scope of the Company's operations, NEOs receive limited salaries relative to industry standards. The Board does not currently have any plan in place to materially increase NEOs' salaries.

See "Executive Compensation - Employment, Consulting and Management Agreements" for more details.

Equity Incentive Plan

The Company provides an Equity Incentive Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company's growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Equity Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all of the securities outstanding under the Previous Stock Option Plan and the Equity Incentive Plan, as of May 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,323,223(2)	$4.0988	1,118,753
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,323,223	$4.0988	1,118,753

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) As of May 31, 2025, there were 1,328,199 options outstanding under the Previous Stock Option Plan and 1,995,024 options outstanding under the Equity Incentive Plan.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint De Visser Gray LLP, Chartered Professional Accountants, as auditors of the Company for the fiscal year ending May 31, 2026, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending May 31, 2026. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote for the appointment of De Visser Gray LLP, Chartered Professional Accountants, as the Company's auditors for the Company's fiscal year ending May 31, 2026 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2026.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The Board has adopted an audit committee charter (the "Charter") that sets out the roles and responsibilities of the Audit Committee. The Charter is attached as Schedule A to this Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three directors, consisting Peter Kampian (Chair), James Scott and Marie Grönborg. Each of Peter Kampian, James Scott and Marie Grönborg is "independent" as defined in NI 52-110.

All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as an understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company's auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Peter Kampian

Peter Kampian is a seasoned financial executive with previous experience in leadership roles in startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, clean technologies, manufacturing, cannabis and mining.

Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. where he acted as Chief Financial Officer at 4Front Ventures Inc., Chief Restructuring Officer for PharmHouse Inc. and various other consulting and restructuring roles. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is also on the board of Matador Technologies Inc. (TSXV-MATA). Mr. Kampian previously held board positions on various public and private companies in Canada and the United States.

Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).

James Scott

James (Jim) Scott is an entrepreneur and investor with a unique blend of transaction, operating and leadership experience. Since 1998, Jim has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank.

Jim is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in, or buying, lower market operating businesses. Jim has served on the boards of several public, private and non-profit companies, including StateHouse Holdings, PaySimple Inc. and the YMCA of Metropolitan Denver. Jim is currently the CEO of California-based, StateHouse Holdings.

Jim began his career in investment banking in 1992 with Salomon Brothers Inc. in their domestic mergers and acquisitions group. He also worked for SBC Warburg in their global chemicals investment banking and M&A groups. Jim graduated Summa Cum Laude from Boston University School of Management in finance and operations management.

Marie Grönborg

Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of global experience in the chemical and clean-tech industries.

Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets.

In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world's first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage.

She is also a member of the board at Lantmännen, a Swedish agricultural cooperative with activities in the entire value chain from farm to fork, and the Swedish start-up company Bioextrax focusing on bio-based technologies for global companies. During 2020-2024, Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was acquired by Altor in early 2024.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's auditor, De Visser Gray LLP, Chartered Professional Accountants, for the fiscal years ended May 31, 2025 and 2024, by category, are as follows:

Financial Year Ended May 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2025	$40,000	$25,000	$Nil	$41,000
2024	$40,000	$Nil	$Nil	$18,000

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, and is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as described below, to the knowledge of the Company and based upon information provided to it by the nominees, no current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

As at the financial years ended May 31, 2025 and May 31, 2024, Mr. Vicus was indebted in the amount of $77,353 and $78,853, respectively. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares, where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Messrs. Trygstad and Vicus are not considered to be independent as they are officers of the Company. Mr. Kampian, Mr. Scott and Ms. Grönborg are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the respective director's ability to act with the best interests of the Company, other than the interests and relationships arising from being a Shareholder.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director	Names of Other Reporting Issuers	Securities Exchange
James E. Scott	StateHouse Holdings Inc. (formerly Harborside Inc.)	CSE
Marie Grönborg	SSAB AB Eolus Vind AB Bioextrax AB	Nasdaq Stockholm Nasdaq Stockholm First North, Nasdaq Stockholm

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has adopted a written code of ethics applicable to its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the code of ethics is available under the Company's profile on SEDARplus at www.sedarplus.ca and is also available on the Company's website at https://adurocleantech.com.

Nomination of Directors

The Company's management is in contact with individuals involved in the technology sector. From these sources management has made a number of contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company will conduct reference and background checks on suitable candidates. New nominees generally must have a track record in business management, areas of strategic interest to the Company, the ability to devote the time required to carry out the obligations and responsibilities of a director and a willingness to serve in that capacity.

Compensation

At present, the Board as a whole determines the compensation of the CEO and CFO and does so with reference to industry standards and the financial situation of the Company. The Board has the sole responsibility for determining the compensation of the directors of the Company.

Given the Company's size, limited operating history and lack of revenues, the Board does not plan to form a compensation committee to monitor and review the salary and benefits of the executive officers of the Company at the present time. The Board will carry out these functions until such time as it deems the formation of a compensation committee is warranted.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy and effectiveness of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliate of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the approval of the Company's Equity Incentive Plan, pursuant to which they may be granted stock options and other equity incentive awards. See "Statement of Executive Compensation - Stock Option Plans and Other Incentive Plans", above, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

There are no other particulars of matters to be acted upon.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at its office at 542 Newbold Street, London, ON  N6E 2S5, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available at www.sedarplus.ca.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 17th day of September, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ADURO CLEAN TECHNOLOGIES INC.

"Ofer Vicus"
Ofer Vicus
Chief Executive Officer, Executive Chair
and Director

SCHEDULE A

AUDIT COMMITTEE CHARTER

ADURO CLEAN TECHNOLOGIES INC.
(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of __August 14____, 2024)

I. PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the shareholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

1. Assist the Board's oversight of:

(a) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(b) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(c) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(d) the functioning of the Company's system of internal accounting and financial controls.

2. Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

3. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

II. STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time.  One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company.  In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter.  Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board.  If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.  If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board.  The Committee shall also appoint a secretary who need not be a director.  All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee.  Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

III. COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings.  The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.  The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.  The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote.  The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate.  Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight.  The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment.  In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

3. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

4. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

5. Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

6. Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

7. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

8. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

9. Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(a) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(b) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) any changes required in the planned scope of the audit plan;

(d) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(e) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10. Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

11. Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

12. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations.  The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor.  The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence.  The Committee shall also:

(a) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(b) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(c) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(d) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

13. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

14. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor.  The Committee may, in its discretion, seek shareholder ratification of the independent auditor it appoints.  The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. Consider and pre-approve all auditing and non-audit services provided by the independent auditors.  The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

16. Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(a) the Company's annual financial statements and related footnotes;

(b) the independent auditors' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent auditors' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

17. Reviewing with the independent auditors, as required by applicable laws and regulations:

(a) all critical accounting policies and practices used by the Company;

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

18. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

19. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

20. Review and discuss periodically with management and the independent auditors:

(a) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(b) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(c) the integrity of its financial reporting processes;

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(e) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

21. Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

22. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning.  Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

23. Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

24. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

25. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

26. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

27. The Committee shall review and approve any transactions or courses of dealing with related parties.